FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of May 2015

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Magic Software Launches Magic xpa 3.0 for Rapid Mobile Development with In-Memory Computing

PRESS RELEASE

Magic Software Launches Magic xpa 3.0 for Rapid Mobile Development with In-Memory Computing

Magic xpa Application Platform enables rapid creation of mobile and cross-platform business apps. Addition of In-Memory Data Grid technology provides superior performance, supporting Big Data and Fast Data.

Or Yehuda, Israel, May 12, 2015 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC)), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today the release Magic xpa Application Platform 3.0, featuring improved mobile development capabilities and In-Memory Data Grid technology, enabling the rapid creation of mobile and cross-platform business applications.

“As mobile enterprise apps become increasingly critical to business success, enterprises need a robust environment that can scale up for Big Data and that can accelerate enterprise app development,” stated Ami Ries, Vice President, Research and Development at Magic Software Enterprises Ltd. “Our new Magic xpa 3.0 capabilities speed the development process while helping ensure the best possible user experience for enterprise apps, even under the most demanding requirements.”

“Magic xpa is part of Magic’s End-to-End Enterprise Mobility Solution that also includes Magic’s Integration Platform, Mobile Device Management and Mobile Professional Services, providing a holistic and cost-effective solution for enterprises that want to provide secure, enterprise-grade mobile apps for customers, partners and employees,” adds Ries.

The code-free metadata-based Magic xpa Application Platform provides an easy-to-use, highly-productive and cost-effective development and deployment environment that lets IT departments and software companies quickly create cross-platform mobile and desktop business apps from the same business logic.

Highlights of the Magic xpa 3.0 release include:

•

Superior Performance: High-availability, self-healing In-Memory Data Grid (IMDG) based messaging layer guarantees message delivery, providing superior performance. Elastic scalability allows apps to easily accommodate larger numbers of users and transactions. Built-in automatic distribution lets developers focus on creating the right business logic rather than on load balancing issues for high-availability.

•

Enhanced Development Environment: New Visual Studio-based Form Designer allows users to enjoy a familiar and intuitive user experience. Enhanced Expression Editor makes building and searching expressions easier, faster and more intuitive.

•

Powerful Mobile Development Capabilities: Mobile Form Preview lets developers see how their apps will look on multiple devices as they create them, speeding time to market. Additional offline database encryption support makes apps more secure.

•

Big Data and Fast Data Support: Customers can now stream their application data to an in-memory space, enabling apps to perform much faster, handling even Big Data transactions with speed and confidence.

Customer Feedback:

“Our initial tests of our flagship CampusNet app using Magic xpa 3.0 with its new state-of-the-art IMDG architecture show that it is running at 2 to 3 times faster than with the earlier version. In addition to the superior performance, we are excited about the ease of scaling up and the fault-tolerance provided by the new In-Memory Computing capabilities. Our developers are also happy with the new Visual Studio-based form editor that makes it faster to implement changes and create mobile apps,” states Stephan Sachse, managing partner of Datenlotsen.

“We are very pleased with the Magic xpa 3.0 enhancements. The new Visual Studio based form designer and searchable expression editor contain many small advantages that add up to significant time savings, resulting in even faster time-to-market. We know state-of-the-art In-Memory Data Grid capabilities under Magic xpi 4.0 and we are pleased to find them in Magic xpa 3.0. Inclusion of IMDG in Magic xpa 3.0 promises to make our apps perform significantly better and scale more easily. This will allow us to design more complex apps that handle big volumes of data with confidence,” Alexander Gutenbrunner, Senior Consultant Collaboration Axians ICT Austria GmbH.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

Press Contact:

Stephanie Myara| PR Manager

Magic Software Enterprises

smyara@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2015	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1 Magic Software Launches Magic xpa 3.0 for Rapid Mobile Development with In-Memory Computing

Exhibit 10.1